UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company"), dated May 29, 2015, announcing the Company has entered into a heads of agreement to amend the terms of the Company's long-term charter agreements with Ship Finance International Limited.

Attached hereto as Exhibit 2 is a copy of the press release of the Company, dated May 29, 2015, containing the Company's financial results for the first quarter ended March 31, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: June 1, 2015	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

Frontline Ltd. and Ship Finance International Limited agree on amended charter structure
Frontline Ltd. (NYSE/OSE: FRO) (the "Company" or "Frontline") today announced that the Company has entered into a heads of agreement to amend the terms of the long term charter agreements with Ship Finance International Limited ("Ship Finance") for the remainder of the charter period.
A subsidiary of Frontline has 17 vessels on charter from Ship Finance with an average remaining charter period of 7.7 years. The new agreement will take effect from July 1, 2015 and will reflect a combination of reduced long-term base rates, increased profit split to Ship Finance, increased operating expenses payable by Ship Finance, release of Frontline's guarantee for the charters and an ownership interest in Frontline for Ship Finance.
•	New time charter rates for VLCCs: $20,000/day
•	New time charter rates for Suezmax tankers: $15,000/day
•	New opex for all vessels: $9,000/day payable by Ship Finance (previously $6,500/day)
•	New profit split: 50%/50% above new time charter rates
•	55 million Frontline shares will be issued to Ship Finance

The chartering counterparty will continue to be a subsidiary of Frontline, and in exchange for releasing Frontline from the current guarantee obligation on the charters, a cash buffer of $34 million ($2 million per vessel) will be built up in the chartering counterparty.

Accrued cash sweep by Ship Finance from January through June 2015 based on the existing agreement, estimated to be approximately $20 million, will be paid to Ship Finance in July, 2015.

In the current charter arrangement, Ship Finance is entitled to a 25% profit split above an average of $26,737/day for the VLCCs and an average of $21,100/day for the Suezmax tankers, calculated and payable on an annual basis. Frontline prepaid $50 million in profit split in December 2011 and no additional profit split has so far accrued in excess of this amount.

The new profit split arrangement will start accruing from July 1 and will be calculated and payable on a quarterly basis. Going forward, profit split payments will not be subject to the previous $50 million threshold.

The estimated reduction in fixed charter payments to Ship Finance under the amendments to the charter agreements is approximately $283 million. In addition, the new agreement significantly strengthens Frontline's balance sheet and reduces its financial risk.

Based on closing share price on May 28, 2015, of $3.06 per share, the market value of the Frontline shares to be issued to Ship Finance is approximately $168 million, and based on the volume-weighted share price last 3 months of $2.64 per share, the value is $145 million.

The shares to Ship Finance will be issued concurrently with completion of the new agreement, representing approximately 27.7% per cent of the shares and votes in Frontline following completion of the share issue. Frontline has agreed to register those shares for resale with the US Securities and Exchange Commission.

In addition, Ship Finance owns approximately $116 million of senior unsecured amortizing notes in Frontline, which will remain unchanged.

CEO of Frontline Management AS, Robert Hvide Macleod said in a comment: "The new structure will reduce Frontlines cash break-even rates significantly and ensure a more sustainable long-term structure. This agreement significantly strengthens Frontline's balance sheet and reduces its financial risk. The board and management can now shift the focus from balance sheet restructuring to business development and growth. This represents a major milestone for the company."

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

May 28, 2015
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
 +47 23 11 40 00

Inger M. Klemp: Chief Financial Officer, Frontline Management AS
 +47 23 11 40 00

EXHIBIT 2

FRONTLINE LTD.
FIRST QUARTER 2015 RESULTS

Highlights
•	Frontline reports net income attributable to the Company of $31.1 million for the first quarter of 2015, equivalent to earnings per share of $0.25.
•	Today, Frontline announced that it has entered into a heads of agreement to amend the terms of the long term charter agreements with Ship Finance for the remainder of the charter period with effect from July 1, 2015.
•	In January 2015, the ATM program was increased to having aggregate sales proceeds of up to $150.0 million, from up to $100.0 million. Frontline issued 12,191,291 new shares under its ATM program in the first quarter.
•	In April 2015, the Company issued 12,900,323 new shares under the ATM program.
•	In May 2015, the Company issued 5,941,251 new shares under the ATM program and the existing ATM program is fully utilized.
•	In February 2015, Frontline bought $33.3 million notional principal of its convertible bond at a purchase price of 99%.
•	In April 2015, the remaining outstanding balance on the convertible bond of $93.4 million was repaid in full upon maturity.
•	In January 2015, Frontline took delivery of Front Idun.

First Quarter 2015 Results
The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income attributable to the Company of $31.1 million in the first quarter, equivalent to earnings per share of $0.25, compared with a net loss of $13.0 million for the previous quarter, equivalent to a loss per share of $0.12. The net loss attributable to the Company in the previous quarter includes a non-cash gain of $40.3 million arising on the termination of the charter parties for Front Opalia, Front Comanche and Front Commerce, a non-cash gain of $1.5 million arising on the convertible bond buy back in October and a non-cash loss of $41.1 million arising on the convertible bond swaps in October and December.
The average daily time charter equivalents ("TCEs") earned in the spot and period market in the first quarter by the Company's VLCCs and Suezmax tankers were $49,400 and $33,100 compared with $27,900 and $26,000 in the previous quarter. The spot earnings for the Company's VLCCs and Suezmax vessels were $52,200 and $35,000 compared with $27,400 and $27,200 in the preceding quarter.

Operating expenses were in line with the previous quarter. No vessels were dry docked in the first quarter or the previous quarter.

Contingent rental expense represents amounts accrued following changes to certain charter parties in December 2011 and increased in the first quarter as compared to the preceding quarter primarily due to an increase in actual spot market rates.

In May 2015, the Company estimates average daily total cash cost breakeven rates for the second quarter of 2015 on a TCE basis for its VLCCs and Suezmax tankers of approximately $31,300 and $23,100, respectively, including estimated cash sweep to Ship Finance International Limited ("Ship Finance") of $6,500/day.

Following the agreement with Ship Finance to amend the terms of the long term charter agreements with effect from July 1, 2015, the Company estimates average daily total cash cost breakeven rates for the second half of 2015 on a TCE basis for its VLCCs and Suezmax tankers of approximately $24,800 and $19,500, respectively.

Fleet Development

During the first quarter, the Company entered into the following time charters: The VLCC Front Falcon (built 2002) has been chartered out for a period of approximately 6 months from January 2015 at a rate of $55,000 per day. The VLCC Front Century (built 1998) has been chartered out for a period of approximately 14 months from February 2015 at a rate of $42,250 per day. The VLCC Front Circassia (built 1999), has been chartered out for a period of approximately 14 months from February at a rate of $44,600 per day. The VLCC Front Vanguard (built 1998) has been chartered out for a period of approximately 15 months from February 2015 at a rate of $42,500 per day.

Newbuilding Program

The Company took delivery of Front Idun in January 2015 and drew down the remaining $30.0 million balance on its $60.0 million term loan facility in order to part finance this vessel. The Company had no newbuildings under construction as of March 31, 2015.

Corporate

In January 2015, the Company filed with the United States Securities and Exchange Commission a prospectus supplement covering the second amendment and restatement of its previously announced equity distribution agreement with Morgan Stanley & Co. LLC, ("Morgan Stanley"), under which the amount of new ordinary shares the Company may offer and sell, at any time and from time to time through Morgan Stanley in an at-the-market offering, was increased to having aggregate sales proceeds of up to $150.0 million, from up to $100.0 million.

The Company issued 12,191,291 new shares under its ATM program the first quarter. Following such issuance, Frontline has an issued share capital of $124,534,280 divided into 124,534,280 ordinary shares.

In April 2015, Frontline issued 12,900,323 new shares under the ATM program and in May 2015, Frontline issued 5,941,251 new shares under the ATM program and the existing ATM program is fully utilized. Following such issuance, Frontline has an issued share capital of $143,375,854 divided into 143,375,854 ordinary shares.

In February 2015, the Company bought $33.3 million notional principal of its 4.50% Convertible Bond Issue 2010/2015 at a purchase price of 99% and recorded a gain of $0.3 million.

In April 2015, the remaining outstanding balance on the convertible bond of $93.4 million was repaid in full upon maturity.

In May 2015, Frontline announced that it has entered into a heads of agreement to amend the terms of the long term charter agreements with Ship Finance for the remainder of the charter period with effect from July 1, 2015. Please see separate press release issued by Frontline today for full description of the transaction.

The Company announces that Mr. Jens Martin Jensen today has resigned from his position as a Director of the Company. Mr. Jensen will continue as a Board member in other related group companies.

The Company further announces the appointments of Robert Hvide Macleod and Ola Lorentzon as Directors on the Board. Mr. Hvide Macleod joined the Company as CEO of Frontline Management AS in 2014. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003. Mr. Lorentzon is also a Director and Chairman of Golden Ocean Group Limited and a director of Erik Thun AB and Laurin Shipping AB.

The Market

The market rate for a VLCC trading on a standard 'TD3' voyage between the Arabian Gulf and Japan in the first quarter of 2015 was WS 59, representing an increase of 3 WS point from the fourth quarter of 2014 and 8 WS points higher than the first quarter of 2014. The flat rate decreased by 2.25 percent from 2014 to 2015.

The market rate for a Suezmax trading on a standard 'TD20' voyage between West Africa and Rotterdam in the first quarter of 2015 was WS 90, representing an increase of 2 WS points from the fourth quarter of 2014 and an increase of 11 WS points from the first quarter of 2014. The flat rate decreased by 1.7 percent from 2014 to 2015.

Bunkers at Fujairah averaged $323/mt in the first quarter of 2015 compared to $447/mt in the fourth quarter of 2014. Bunker prices varied between a high of $386.5/mt on the 18th of February and a low of $264.5/mt on January 13th.

The International Energy Agency's ("IEA") May 2015 report stated an OPEC crude production of 30.5 million barrels per day (mb/d) in the first quarter of 2015. This was unchanged from fourth quarter of 2014.

The IEA estimates that world oil demand averaged 93 mb/d in the first quarter of 2015, which is a decrease of 0.7 mb/d compared to the previous quarter. IEA estimates that world oil demand in 2015 will be 93.6 mb/d, representing an increase of 1.2 percent or 1.1 mb/d from 2014.

The VLCC fleet totalled 642 vessels at the end of the first quarter of 2015, four vessels up from the previous quarter. Five VLCCs were delivered during the quarter, one were removed. The order book counted 87 vessels at the end of the first quarter, which represents 13.5 percent of the VLCC fleet.
The Suezmax fleet totalled 455 vessels at the end of the first quarter, five vessels up from the previous quarter. Six vessels were delivered during the quarter whilst one was removed. The order book counted 71 vessels at the end of the first quarter, which represents approximately 16 percent of the Suezmax fleet.
Strategy and Outlook
Several recent events have considerably improved the outlook for Frontline.
The Company's raising of approximately $88 million in new equity under the ATM program in 2015, the full repayment upon maturity of the remaining outstanding balance on the convertible bond loan of $93.4 million and the continued positive development in the crude tanker market in the first and second quarter of 2015, have all considerably improved the financial position and outlook of the Company.
Further, today's announcement of the agreement with Ship Finance amending the long term chartering agreements will reduce Frontlines cash break-even rates significantly and ensure a more sustainable long-term structure. This agreement significantly strengthens Frontline's balance sheet and reduces the financial risk. The Board and management can now shift the focus from balance sheet restructuring to business development and growth. This represents a major milestone for the company.
The continued positive development in the crude tanker market into the second quarter is likely to give total operating revenues in the second quarter in line with the first quarter. However, due to dry docking of four vessels in the second quarter compared to no vessels in the first quarter, the operating result (excluding one time gains and losses) in the second quarter is likely to be lower than in the first quarter.

Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

The Board of Directors
Frontline Ltd.
Hamilton, Bermuda
May 28, 2015

Questions should be directed to:
Robert Hvide Macleod: Chief Executive Officer, Frontline Management AS
+47 23 11 40 84
Inger M. Klemp: Chief Financial Officer, Frontline Management AS
+47 23 11 40 76

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED INCOME STATEMENTS (in thousands of $)	2015 Jan-Mar	2014 Jan-Mar	2014 Jan-Dec

Total operating revenues	144,377	169,998	559,688

(Loss) gain on sale of assets and amortization of deferred gains	-	(15,727)	24,620

Voyage expenses and commission	43,232	80,701	286,367
Ship operating expenses	18,521	23,052	89,674
Contingent rental expense	16,212	13,023	36,900
Administrative expenses	9,995	9,070	40,787
Impairment loss on vessels	-	-	97,709
Depreciation	16,933	22,846	81,471
Total operating expenses	104,893	148,692	632,908
Net operating income (loss)	39,484	5,579	(48,600)
Interest income	11	7	47
Interest expense	(14,683)	(21,565)	(75,825)
Share of results from associated companies	5,748	562	3,866
Foreign currency exchange gain (loss)	65	(31)	(179)
Debt conversion expense	-	-	(41,067)
Gain on bond buy back	333	-	1,486
Loss from de-consolidation of subsidiaries	-	-	(12,415)
Other non-operating items	263	306	1,486
Net income (loss) before tax and noncontrolling interest	31,221	(15,142)	(171,201)
Taxes	(53)	(70)	(459)
Net income (loss)	31,168	(15,212)	(171,660)
Net (income) loss attributable to noncontrolling interest	(44)	3,127	8,722
Net income (loss) attributable to Frontline Ltd.	31,124	(12,085)	(162,938)

Basic earnings (loss) per share attributable to Frontline Ltd.	$0.25	$(0.13)	$(1.63)

Income on time charter basis ($ per day)*
VLCC	49,400	32,700	24,800
Suezmax	33,100	27,700	21,100
Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (in thousands of $)	2015 Jan-Mar	2014 Jan-Mar	2014 Jan-Dec
Net income (loss)	31,168	(15,212)	(171,660)
Unrealized (loss) gain from marketable securities	(64)	269	(980)
Foreign currency translation (loss) gain	(60)	25	25
Other comprehensive (loss) gain	(124)	294	(955)
Comprehensive income (loss)	31,044	(14,918)	(172,615)
Comprehensive income (loss) attributable to noncontrolling interest	44	(3,127)	(8,722)
Comprehensive loss attributable to Frontline Ltd.	31,000	(11,791)	(163,893)
	31,044	(14,918)	(172,615)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands of $)	2015 Mar 31	2014 Mar 31	2014 Dec 31
ASSETS
Short term
Cash and cash equivalents	88,161	111,229	64,080
Restricted cash	363	74,868	42,074
Other current assets	112,588	144,686	127,089
Long term
Newbuildings	-	30,277	15,469
Vessels and equipment, net	112,369	219,390	56,624
Vessels under capital lease, net	534,389	686,404	550,345
Investment in finance lease	44,952	48,119	45,790
Investment in unconsolidated subsidiaries and associated companies	62,530	58,547	60,000
Other long-term assets	524	561	708
Total assets	955,876	1,374,081	962,179

LIABILITIES AND EQUITY
Short term liabilities
Short term debt and current portion of long term debt	97,425	58,806	165,357
Current portion of obligations under capital lease	85,620	47,639	78,989
Other current liabilities	61,092	67,310	84,242
Long term liabilities
Long term debt	162,536	459,931	137,452
Obligations under capital lease	547,239	730,148	564,692
Other long term liabilities	1,996	3,420	2,096
Equity
Frontline Ltd. (deficit) equity	(408)	1,053	(70,981)
Noncontrolling interest	376	5,774	332
Total (deficit) equity	(32)	6,827	(70,649)
Total liabilities and equity	955,876	1,374,081	962,179

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (in thousands of $)	2015 Jan-Mar	2014 Jan-Mar	2014 Jan-Dec
OPERATING ACTIVITIES
Net income (loss)	31,168	(15,212)	(171,660)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	17,117	23,544	83,727
Unrealized foreign currency exchange gain	112	9	113
Gain on sale of assets and amortization of deferred gains	-	15,727	(24,620)
Contingent rental expense	6,267	-	4,237
Equity earnings of associated companies	(5,748)	(562)	(3,866)
Impairment losses	-	-	97,709
Loss from de-consolidation of subsidiaries	-	-	12,415
Debt conversion expense	-	-	41,067
Provision for doubtful debts	506	108	68
Gain on bond buy back	(333)	-	(1,486)
Other, net	(317)	(405)	(1,375)
Change in operating assets and liabilities	(5,800)	(2,057)	17,065
Net cash provided by operating activities	42,972	21,152	53,394

INVESTING ACTIVITIES
Change in restricted cash	41,711	(6,505)	8,396
Additions to newbuildings, vessels and equipment	(41,281)	(541)	(44,990)
Finance lease payments received	699	591	2,555
Impact of reconsolidation of subsidiaries	-	-	638
Net proceeds from sale of vessels and equipment and shares in subsidiary	-	27,164	53,136
Net investment in associated companies	-	673	2,019
Net cash provided by (used in) investing activities	1,129	21,382	21,754

FINANCING ACTIVITIES
Net proceeds from issuance of shares	39,048	40,557	52,934
Proceeds from long-term debt, net of fees paid	30,023	-	29,372
Repayment of long-term debt	(70,122)	(12,185)	(90,612)
Repayment of capital leases	(17,089)	(11,561)	(39,918)
Lease termination payments	-	-	(10,500)
Payment of related party loan note	(1,880)	(1,875)	(6,103)
Net cash (used in) provided by financing activities	(20,020)	14,936	(64,827)

Net change in cash and cash equivalents	24,081	57,470	10,321
Cash and cash equivalents at start of period	64,080	53,759	53,759
Cash and cash equivalents at end of period	88,161	111,229	64,080

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (in thousands of $ except number of shares)	2015 Jan-Mar	2014 Jan-Mar	2014 Jan-Dec

NUMBER OF SHARES OUTSTANDING
Balance at beginning of period	112,342,989	86,511,713	86,511,713
Shares issued	12,191,291	8,829,063	25,831,276
Balance at beginning and end of period	124,534,280	95,340,776	112,342,989

SHARE CAPITAL
Balance at beginning of period	112,343	86,512	86,512
Shares issued	12,191	8,829	25,831
Balance at end of period	124,534	95,341	112,343

ADDITIONAL PAID IN CAPITAL
Balance at beginning of period	244,018	149,985	149,985
Stock option expense	-	37	37
Shares issued	27,382	30,930	40,091
Debt-for equity exchange	-	-	54,008
Loss on sale of subsidiary	-	-	(103)
Balance at end of period	271,400	180,952	244,018

CONTRIBUTED SURPLUS
Balance at beginning and end of period	474,129	474,129	474,129

ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance at beginning of period	(4,258)	(3,303)	(3,303)
Other comprehensive (loss) income	(124)	294	(955)
Balance at end of period	(4,382)	(3,009)	(4,258)

RETAINED DEFICIT
Balance at beginning of period	(897,213)	(734,275)	(734,275)
Net income (loss)	31,124	(12,085)	(162,938)
Balance at end of period	(866,089)	(746,360)	(897,213)

FRONTLINE LTD. (DEFICIT) EQUITY	(408)	1,053	(70,981)

NONCONTROLLING INTEREST
Balance at beginning of period	332	8,901	8,901
Impact of sale of shares in subsidiary	-	-	153
Net income (loss)	44	(3,127)	(8,722)
Balance at end of period	376	5,774	332

TOTAL (DEFICIT) EQUITY	(32)	6,827	(70,649)

See accompanying notes that are an integral part of these condensed consolidated financial statements.

FRONTLINE LTD.
NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL

Frontline Ltd. (the "Company" or "Frontline") is a Bermuda based shipping company engaged primarily in the ownership and operation of oil tankers. The Company's ordinary shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange.

2.	ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements do not include all of the disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company's annual financial statements as at December 31, 2014.

Significant accounting policies
The accounting policies adopted in the preparation of the condensed consolidated financial statements are consistent with those followed in the preparation of the Company's annual consolidated financial statements for the year ended December 31, 2014.

3.    DEBT

In February 2015, the Company bought $33.3 million notional principal of its convertible bond at a purchase price of 99% and recorded a gain of $0.3 million. As of March 31, 2015, $93.4 million was outstanding on the Company's convertible bond debt (December 31, 2014: $126.7 million). The conversion price of the Company's convertible bonds at March 31, 2015 and December 31, 2014 was $36.5567.

4.    SHARE CAPITAL

The Company issued 12,191,291 new ordinary shares under the ATM program during the first quarter. 124,534,280 ordinary shares were outstanding as of March 31, 2015.

5.    RELATED PARTY TRANSACTIONS

The Company's most significant related party transactions are with Ship Finance International Limited ("Ship Finance"), a company under the significant influence of our principal shareholder, as the Company leases the majority of its vessels from Ship Finance and pays Ship Finance contingent rental expense and profit share based on the earnings of these vessels.

Amounts earned from other related parties comprise office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space and guarantee fees.

6.    SUBSEQUENT EVENTS

In April 2015, the Company repaid the remaining outstanding balance on the convertible bond of $93.4 million upon maturity.

In April 2015, the Company has issued 12,900,323 new shares under the ATM program.

In May 2015, the Company issued 5,941,251 new shares under the ATM program and the existing ATM program is fully utilized.

In May 2015, the Company entered into a heads of agreement to amend the terms of the long term charter agreements with Ship Finance for the remainder of the charter period with effect from July 1, 2015. Please see separate press release issued by Frontline today for full description of the transaction.

The Company announces that Mr. Jens Martin Jensen today has resigned from his position as a Director of the Company. Mr. Jensen will continue as a Board member in other group related companies.

The Company further announces the appointments of Robert Hvide Macleod and Ola Lorentzon as Directors on the Board. Mr. Hvide Macleod joined the Company as CEO of Frontline Management AS in 2014. Mr. Lorentzon was the Managing Director of Frontline Management AS, a subsidiary of Frontline, from April 2000 until September 2003. Mr. Lorentzon is also a Director and Chairman of Golden Ocean Group Limited and a director of Erik Thun AB and Laurin Shipping AB.